BLINDSPOT ALERT, INC.
1 Hampshire Court
Newport Beach, California 92660

September 14, 2009

Joe A. Foti
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:           Letter Dated September 3, 2009

Dear Mr. Foti:

This letter is in response to your letter dated September 3, 2009.  On September 4, 2009 the Company filed an amendment to the 8K which was originally filed on July 16, 2009.  In that 8K/A the Company addressed the issue of the revocation of Moore and Associates Chartered by the PCAOB as requested.

In addition, you have requested that the Company address the issue of re-audit requirements.  The Company has notified its auditors Rotenberg & Co., LLP and has engaged them to re-audit the Company for the year ended December 31, 2008.

If you have any question, please contact me.

Very truly yours, /s/ Rowland W. Day II Rowland W. Day II Chief Executive Officer

RWD:gm